Apollo Medical Holdings, Inc.

700 North Brand Blvd., Suite 450
Glendale, CA 94118
Tel: 818-396-8050
Fax: 818-844-3888
FILE NO. 000-25809

April 6, 2012

United States Securities and Exchange Commission

Washington DC 90549

Attention: Mr. John Reynolds

Dear Sirs:

re:	Apollo Medical Holdings, Inc. (“ApolloMed” or the “Company”) - Comment Letter Dated April 3, 2012

Thank you for your comment letter dated April 3, 2012. Following your numbering system, we have the following responses for your consideration.

Form 10-K/A for Fiscal Year Ended January 31, 2011

Exhibits

1. We note that Exhibits 10.1, 10.4, 10.7, 10.9, 10.10, 10.11, 10.14 and 10.15 appear to be missing exhibits, schedules or attachments. Please file these Exhibits in their entirety with your next amendment in accordance with Item 601(b)(10) of Regulation S-K.

10.1. We note your comment regarding missing exhibits, schedules or attachments. We are unable to provide updated exhibits, schedules or attachments to this previous filing due to changes outside of the control of the Company. The Company was not provided with a closing binder on the transaction and Company's counsel on the transaction is no longer employed at the firm, Sichenzia Ross Friedman Ference LLP, that the Company used at the time of entering in to the transaction. We are unable to secure a copy of the contract at this time. The Company will use reasonable efforts to secure a copy of the missing Exhibits, however no guarantee can be given that we will be successful.

10.4. We note your comment regarding missing exhibits, schedules or attachments. We note that the management agreement does not include an Exhibit A detailing "Group’s medical office lease(s)". We will update the exhibit and re-file in our next filing that at the time of entering into the management agreement the Company did not have a medical office lease.

10.7. We note your comment regarding missing exhibits, schedules or attachments. We note that the director's agreement is missing Exhibit A "83(b) Election Form" and Exhibit B "the Indemnification Agreement". We will update the exhibit and re-file the corrected document with our next filing.

10.9. We note your comment regarding missing exhibits, schedules or attachments. We note that the Stock Purchase Agreement is missing Exhibits and Schedules. We will update the exhibit and re-file the corrected document with our next filing.

10.10. We note your comment regarding missing exhibits, schedules or attachments. Exhibit A in the exhibit is referring to the Services Agreement entered into by Apollo Medical Holdings, Inc. and Aligned Healthcare Group LLC, Aligned Healthcare Group - California, Inc., Raouf Khalil, Jamie McReynolds, M.D., BJ Reese & Associates  LLC and BJ Reese dated July 8, 2011. We will update the exhibit and re-file the corrected document with our next filing.

1

10.11. We note your comment regarding missing exhibits, schedules or attachments. This exhibit references an additional Exhibit A, HIPAA Business Associate Agreement. We will update the exhibit and re-file the corrected document with our next filing.

10.14 We note your comment regarding missing exhibits, schedules or attachments. This exhibit references an additional Exhibits A, B, C, D, E, F. We will update the exhibit and re-file the corrected document with our next filing.

10.15 We note your comment regarding missing exhibits, schedules or attachments. This exhibit references an additional Exhibits A, B, C, D, E, F. We will update the exhibit and re-file the corrected document with our next filing.

2. Exhibits 10.12 and 10.13 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibits properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

10.12. We note that the exhibit was filed in the incorrect format. We will re-file the corrected document in an acceptable electronic format with our next filing.

10.13. We note that the exhibit was filed in the incorrect format. We will re-file the corrected document in an acceptable electronic format with our next filing.

3. Revise your exhibit index incorporation by reference information for Exhibits 3.3, 10.7 and 10.9 as appropriate. In this regard, we note that your index file dates do not appear to reconcile with the dates the filings were made.

3.3. We note your comment regarding the date of the incorporated document and will amend the date to "September 14, 2011" on our next filing.

10.7. This exhibit is being re-filed and updated on our next filing. See Question 1 above.

10.9. This exhibit is being re-filed and updated on our next filing. See Question 1 above

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kyle Francis

Chief Financial Officer

Apollo Medical Holdings, Inc.

Tel: 917-676-3886

2